POLICY SPLIT OPTION RIDER

This Rider is made a part of the policy to which it is attached. All provisions of the policy that are not inconsistent with this Rider apply to this Rider.

BENEFIT - While both Insureds are living, You may exercise Your option to split the policy into individual policies on each of the Insured's lives, subject to the conditions outlined in this Rider. The Contest and Suicide periods of the new policies will commence on the Issue Date of the new policies.

The coverage amount of each new policy will be one half of the Benefit Amount shown in the Policy Split Option Rider section of the Policy Summary, less any Loan Account value at the time of the split, and less the amount of any partial surrenders that have occurred since the Issue Date of the policy.

OPTION EXERCISE - You may exercise this option without providing evidence of insurability if You notify Us In Writing within 120 days after:

     a. The end of the Waiting Period (shown in the Rider information section of the Policy Summary). The first day of the Waiting Period is the date on which a final divorce decree is issued on the Insureds' marriage; or

     b. The effective date of a change in the Federal Estate Tax Law which results in the repeal of the Unlimited Marital Deduction.

In the case of a policy where part of the Stated Amount is attributable to an applied-for increase that was issued under a modified rate class, You may split the portion of the Stated Amount for which both Insureds were rated as basic without providing evidence of insurability. You may do this provided that the split is due to one of the above events and We are notified In Writing within 120 days of such event. In order to split the portion of the Stated Amount that was issued at a modified rate class, evidence of insurability acceptable to Us must be furnished, regardless of whether the split is due to one of the above events.

To exercise this option at any time other than the occurrence of the above events, evidence of insurability acceptable to Us must be furnished, regardless of rate class.

NEW POLICIES - The split must be into single life insurance policies, other than term life, available on the date of Your request to exercise this option. If evidence of insurability is required as described above in order to exercise this option, then the Issue Date of the new policies will be the split effective date. If no evidence of insurability is required in order to exercise this option, then the Issue Date of the new policies will be the later of:

a.   The Issue Date of the original policy; or

b.   The Issue Date of the most recent applied-for increase in the Stated
     Amount.

The new policies will be based on each Insured's age and most recent rate class as of the split effective date. The new Policy Dates will be the split effective date. Benefits provided by any riders under the original policy may be included in the new policies only if available and only with Our consent.

Any Loan Account value at the time of the split will be subtracted from the Cash Value on the split effective date. The remainder of the Cash Value will be divided equally between the new policies. Any assignment of the original policy will apply equally to each new policy.

NEW POLICY PREMIUMS - The Deduction Amount for each new policy will be based on each Insured's age and most recent rate class as of the split effective date. Premiums will be due for each new policy on the split effective date.

ISSUE DATE - The Issue Date of this Rider is the same as that of the policy, unless otherwise shown in the Rider information section on the Policy Summary.

CHARGE - This Rider is issued in consideration of the application(s) for it and any charge shown in the Rider information section on the Policy Summary.

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TERMINATION - This Rider will terminate upon the earliest of:

a.   policy termination or maturity; or

b.   the date of First Death; or

c.   exercise of this split option; or

d.   surrender of the policy; or

e.   Your request for termination of this Rider; or

f.   the Expiry Date of this Rider as shown on the Policy Summary.